

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

<u>Via E-mail</u>
Mr. Javier G. Gutiérrez
President and Chief Executive Officer
Ecopetrol, S.A.
Carrera 7 No. 37-69
Bogota, Republic of Colombia

      Re: **Ecopetrol, S.A.**
              Form 20-F for Year Ended December 31, 2009
              Filed July 15, 2010
              File No. 1-34175

Dear Mr. Gutiérrez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner for

                        Roger Schwall
                        Assistant Director